Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

April 2, 2020 – For Immediate Release

Great Panther Announces Temporary Suspension of Mexican Operations

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces that it has initiated an orderly and safe suspension of mining and processing activities at the Guanajuato Mine Complex (the “GMC”) and the Topia Mine until April 30, 2020. The suspension complies with the directive of the Mexican Federal Government announced on March 31, 2020 to mitigate the spread of COVID-19.

The Company has begun ramping down activities at both the GMC and Topia mines and will retain only essential personnel during the suspension period, following strict health and safety protocols while ensuring environmental monitoring and security of these operations. Some administrative and technical staff will continue to work from home.

Monthly production from Great Panther’s Mexican operations accounts for approximately 2% of annual consolidated production on a gold equivalent ounce basis, and the Company’s Tucano Mine in Brazil accounts for the remainder of production.

Mining and processing operations at the Tucano Mine continue uninterrupted at this time. The Company has been in dialogue with the relevant government authorities, including communication regarding the enhanced safety protocols that have been implemented to mitigate the risk of COVID-19 infection at Tucano and surrounding communities. The Company has prepared contingency plans in the event that there is a full or partial shutdown and is prepared to act quickly to implement them.

There are no confirmed or suspected cases of COVID-19 across the Company’s global mining operations, projects, and corporate offices.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding developments related to COVID-19, the impact to the Company’s operating mines in Mexico and Brazil, potential cases of COVID-19 at the Company’s corporate offices and mining operations, and the duration of government mandated restrictions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

dwiens@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2